Exhibit 3.1

PROPOSED SECTION 1 OF ARTICLE III OF THE AMENDED AND RESTATED BY-LAWS

Section 1. Number and Election of Directors. The Board of Directors shall consist of not less than three nor more than fifteen members, the exact number of which shall be determined from time to time by resolution adopted by the Board of Directors. Except as provided in Section 2 of this Article III, a nominee for director shall be elected if the votes cast for such nominee’s election exceed the votes cast against such nominee’s election; provided, however, that the directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the Secretary of the Corporation receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the advance notice requirements for stockholder nominees for director set forth in Section 6 of Article II of these By-Laws and (ii) such nomination has not been withdrawn by such stockholder on or prior to the seventh day preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders. Each director so elected shall hold office until the next annual meeting of stockholders and until such director’s successor is duly elected and qualified, or until such director’s earlier death, resignation or removal. Any director may resign at any time upon written notice to the Corporation. Directors need not be stockholders.

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